Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

April 24, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director Stephen Krikorian, Accounting Branch Chief Edwin Kim, Staff Attorney Morgan Youngwood, Staff Accountant

Re:	DocuSign, Inc. Registration Statement on Form S-1 (File No. 333-223990) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of DocuSign, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on April 26, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s Preliminary Prospectus dated April 17, 2018:

(i)	Dates of distribution: April 17, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 8

(iii)	Number of prospectuses furnished to investors: approximately 3,735

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 60

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
Name: Lauren Cummings
Title: Executive Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Millman
Name: Michael Millman
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]